EXHIBIT 21

SUBSIDIARIES OF THE CORPORATION

State or Country of
Subsidiaries of Registrant	Incorporation or Organization

Leviton Manufacturing Co., Inc.	Delaware
Thomas & Betts Caribe, Inc.	Delaware
Thomas & Betts International, Inc.	Delaware
Thomas & Betts Limited	Canada
Thomas & Betts Commander LP	Canada

      The Registrant has omitted 6 subsidiaries operating in the U.S. and 58 subsidiaries operating in foreign countries. The Registrant’s subsidiaries are in the same businesses.